Dale E. Short • (310) 789-1259 • dshort@troygould.com	File No. 2323-1

September 28, 2005

Via Facsimile and U.S. Mail

Daniel F. Duchovny
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Knight Fuller, Inc.
Schedule 14f-1 filed August 25, 2005
File No. 005-80097

Dear Mr. Duchovny:

          This will confirm our recent telephone conversations regarding the undertakings by this firm’s client, Knight Fuller, Inc., in response to the Staff’s comment letter dated September 8, 2005 regarding the above-referenced filing.

          Knight Fuller proposes to prepare and file with the Commission an appropriate supplement to its definitive Information Statement incorporating the information cited in the Staff’s letter.  When filed, the supplement will be furnished to the Knight Fuller shareholders who received the definitive Information Statement in the same packet with proxy or consent solicitation materials to be filed by Knight Fuller with the Commission relating to an unrelated proposed corporate action on which shareholder action will be required.  (Of course, the supplement will be mailed separately to any shareholders who received the definitive Information Statement, but who are not shareholders on the record date relating to the new corporate action and, therefore, not entitled to act on the new action.)

          Knight Fuller undertakes to prepare and file with the Commission as soon as is practicable the proxy or consent solicitation materials relating to the proposed new corporate action.  Given the 20-business day requirement for conducting a broker search under Rule 14a-13(a)(3) with respect to the new action, Knight Fuller estimates that the mailing of these new solicitation materials, along with the supplement to the prior definitive Information Statement, will occur at or about the end of October.

Securities and Exchange Commission
September 28, 2005

          Knight Fuller will notify you if there will be any undue delay in mailing the supplement to the Information Statement, and understands and agrees that the supplement may have to be mailed separately if the combined mailing described above cannot be accomplished substantially in accordance with Knight Fuller’s estimated timetable above.

          If you have any questions regarding the advice in this letter, please feel free to call me directly at (310) 789-1259

Very truly yours,

Dale E. Short

DES:tms

cc:	Howard Livingston (Knight Fuller, Inc.)
Alan B. Spatz, Esq.